Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

On July 9, 2015, the following information was made available on an internal website for Time Warner Cable Inc. employees.

What is New Charter?
If approved by regulators, Charter, Time Warner Cable (TWC), and Bright House Networks (BHN) will join together as New Charter - an advanced, growth-oriented broadband cable company that will combine the best of the three companies for the benefit of consumers. New Charter will have the resources to extend Charter’s industry-leading pro-customer and pro-broadband business model throughout its new service area and build upon Time Warner Cable’s operating momentum and diversity initiatives, as well as Bright House Network’s highly regarded customer service expertise.

*Question and answer excerpted from a FAQ on Charter’s consumer website.

How many customers would New Charter have?

New Charter will have approximately 17 million video customers and approximately 19 million wireline broadband customers in 41 states. This represents 17 percent of national multichannel video programming distributor (MVPD) subscribers and 21 percent of national wireline broadband subscribers (and less than 30 percent of broadband customers receiving 25/3 Mbps).

*Question and answer excerpted from a FAQ on Charter’s consumer website.

What does this mean for existing TWC and BHN customers?

Under the leadership of Charter's management team, the merged company will have both the incentives and resources to advance Charter's industry-leading pro-customer and pro-broadband model and extend it to Time Warner Cable and Bright House Networks’ customers.

It would give them access to fast, high-quality Internet service, usually at lower prices, and with none of the data caps or overage charges that some providers employ.

New Charter will price its new 60 Mbps entry-level speeds based on Charter’s current model, which is less expensive for consumers than Time Warner Cable’s and Bright House Networks’ comparable offerings. And New Charter customers taking advantage of this service will no longer need to pay additional modem fees. Of course, while the New Charter offerings will entail a richer product at a better value, if current customers like their current service and prices, they won’t need to change.

New Charter will expand TWC’s and BHN’s highly advanced 300 Mbps service and build on those companies’ success with out-of-home WiFi access points by deploying an additional 300,000 out-of-home Wi-Fi hotspots over the next four years. These additional access points will increase mobile data competition, enabling consumers in many areas to reduce their mobile data plans with their wireless carriers.

New Charter customers will also benefit from the rollout of advanced technology. While Charter is almost 100% digital today, TWC and BHN are not all of the way there yet. We (New Charter) will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

New Charter customers will transition to Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

Finally, we (New Charter) are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint. As part of this effort, New Charter will return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

*Question and answer excerpted from a FAQ on Charter’s consumer website.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. ("Time Warner Cable") and Charter Communications, Inc. ("Charter") on June 26, 2015, Charter's subsidiary, CCH I, LLC ("New Charter"), filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter's and/or Time Warner Cable's stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter's website at charter.com, in the "Investor and News Center" near the bottom of the page, or by contacting Charter's Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable's website at http://ir.timewarnercable.com or by contacting Time Warner Cable's Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Charter's, Time Warner Cable's and Bright House's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "on track," "target," "opportunity," "tentative," "positioning," "designed," "create," "predict," "project," "seek," "would," "could," "continue," "ongoing," "upside," "increases," and "potential" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter's ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter's ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter's and Time Warner Cable's respective filings with the SEC, including Charter's and Time Warner Cable's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Charter and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.